Item 30. Exhibit (d) v.

Disability Benefit Rider

This rider provides a benefit if the Insured becomes totally disabled. We discuss this benefit, and the rules that apply to it, in the provisions that follow.

Rider Benefit

The benefit provided by this rider is an amount of money we will credit to this policy on specific Monthly Calculation Dates. We call this the Disability Benefit Amount. It will be treated as a premium paid subject to the terms of the policy. This benefit will be provided after the Insured has been totally disabled for six months and all the conditions of this rider are met. Subject to the Exclusions provision below, the Monthly Calculation Dates for which the Disability Benefit Amount will be credited are:

•      Any Monthly Calculation Date after the Insured has been totally disabled for six months during the continuance of total disability; and

•      Any Monthly Calculation Date during the first six months of total disability; and

•      Any Monthly Calculation Date (except the Issue Date of this rider) during the 61-day period before total disability began.

For any of these Monthly Calculation Dates that has already passed at the time a claim is approved, the Disability Benefit Amount will be considered to have been credited as of that Monthly Calculation Date.

The allowance of benefits under this rider guarantees that this policy will continue in force while the Insured is totally disabled. Also, the allowance of those benefits will not reduce the amount payable in any settlement of this policy.

Disability Benefit Amount

The Disability Benefit Amount on a Monthly Calculation Date is the greater of:

•      The Specified Monthly Amount for this rider, shown on the Schedule Page; and

•      An amount that, when credited as a premium, results in a net premium equal to the sum of all monthly charges due on the Monthly Calculation Date. (Net premiums are discussed in Part 2 of this policy, and monthly charges are discussed in Part 3.)

Exclusions

This rider does not provide any benefit for:

•      Any Monthly Calculation Date before the Policy Anniversary Date nearest the Insured’s 10th birthday;

•      Total disability directly caused by any willfully and intentionally self-inflicted injury; or

•      Total disability caused by war while the Insured is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.

Limitation On Right To Increase Selected Face Amount

Any increase in Selected Face Amount may cause an increase in the Disability Benefit Amount for this rider. In certain cases, however, benefits under this rider cannot be increased. In those cases, we have the right to refuse an increase in the Selected Face Amount. Those cases are:

•      The rider benefits after the increase would exceed our published limits for such benefits.

•      The Insured does not meet our underwriting requirements for the additional rider benefits.

•      A higher rating would apply to the additional rider benefits than to the existing benefits.

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This limitation does not apply to any increase elected in accordance with any insurability protection type of rider this policy has.

Total Disability

Total disability is an incapacity of the Insured that:

•      Is caused by sickness or injury; and

•      Begins while this rider and this policy are in force; and

•      For the first 24 months of any period of total disability, prevents the Insured from performing substantially all the duties of the Insured’s occupation; and

•      After total disability has continued for 24 months, prevents the Insured from engaging in any occupation the Insured is qualified to perform.

For the first 24 months of any period of total disability, the Insured’s occupation is the Insured’s usual work, employment, business, or profession at the time total disability began. After total disability has continued for 24 months, any occupation the Insured is qualified to perform means any work, employment, business, or profession that the Insured is reasonably qualified to do based on education, training, or experience. Until the Insured reaches an age at which formal education may be legally ended, occupation means attendance at school.

Example:     You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 24 months, your occupation is surgeon. After that time, your occupation will be any that you are reasonably qualified to do based on your education, training, or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled

For some conditions, we consider the Insured to be totally disabled even if the Insured is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be total disability as long as the loss continues.

Recurrent Disabilities

A period of total disability due to the same condition or related condition as that of an earlier period of total disability may be considered to be a continuation of the earlier period. This depends on how much time has passed from the end of the earlier period to the date the current total disability began. If less than 30 days have passed, we will consider it to be a continuation of the earlier period. If 30 days or more have passed, we will consider it to be a new period of total disability.

Example:     You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of total disability.

Notice Of Claim

Notice of claim means notice to us at our Principal Administrative Office that the Insured is totally disabled and that a claim may be made under this rider. We require that this notice be in writing and that it identify the Insured. Notice given by or for the Owner shall be notice of claim.

There are two time limits for giving notice of claim. First, no benefit will be allowed unless this notice is given to us while the Insured is living and during the continuance of total disability. Second, no benefit will be provided for any Monthly Calculation Date more than one year before we were given the notice. However, there is one exception to each of these time limits. That is, if it was not reasonably possible to give us notice of claim within the time limit, the delay will not reduce the benefit if notice is given as soon as it is reasonably possible to do so.

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Proof Of Claim

Before any benefit is allowed, proof of claim must be given to us at our Principal Administrative Office. Proof may be given by or for the Owner. Proof of claim means satisfactory written proof that:

•      The Insured is totally disabled; and

•      Total disability began while this rider and this policy were in force; and

•      Total disability began before the Policy Anniversary Date nearest the Insured’s 65th birthday; and

•      Total disability has continued for six months.

We have forms that are to be used to make a claim. They will be sent promptly upon request. As part of the proof of claim, we have the right to require that the Insured be examined by a physician chosen by us.

Proof of claim must be given to us within certain time limits. These are discussed in the provision that follows.

When Proof Of Claim Must Be Made

Proof of claim must be received at our Principal Administrative Office while the Insured is living and during the continuance of total disability. Also, it must be received within one year after the earlier of:

•      The Policy Anniversary Date nearest the Insured’s 65th birthday; and

•      Termination of this policy.

However, if it was not reasonably possible to give us proof of claim on time, the delay will not reduce the benefit if proof is given as soon as it is reasonably possible to do so.

Proof Of Continued Disability

During the first two years after proof of claim is received, we may require satisfactory proof of continued disability at reasonable intervals. After two years, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

The proof will not be required after the Policy Anniversary Date nearest the Insured’s 65th birthday, if total disability began before the Policy Anniversary Date nearest the Insured’s 60th birthday.

When Benefits End

The benefits will end when any of the following occurs:

•      The Insured is no longer totally disabled; or

•      Satisfactory proof of continued total disability is not given to us as required; or

•      The Insured refuses or fails to have an examination we require; or

•      The day before the Policy Anniversary Date nearest the Insured’s 70th birthday, if total disability began on or after the Policy Anniversary Date nearest the Insured’s 60th birthday.

Contestability	We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years after its Issue Date. The Issue Date of this rider is shown on the Schedule Page.

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Rider Part Of Policy	This rider is made a part of this policy as of the Issue Date of this rider in return for the application for this rider and the payment of the charges for this rider. The Schedule Page shows the charges from the Issue Date of this rider to the next Policy Anniversary Date. Charges after that are shown in the Table Of Monthly Charges for this rider. That Table is included with this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Termination Of This Rider

This rider ends automatically when either of the following occurs:

•      Termination of this policy for any reason; or

•      The Policy Anniversary Date nearest the Insured’s 65th birthday if the Insured is not totally disabled on that Date.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s written request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the written request at our Principal Administrative Office.

MML BAY STATE LIFE INSURANCE COMPANY

/s/ Ann F. Lomeli
President	Secretary

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